

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2023

Stephen Lam
Chief Executive Officer
mF International Limited
Unit 1801, Fortis Tower, 77-79 Gloucester Road,
Wan Chai, Hong Kong

> **Re: mF International Limited**
> **Registration Statement on Form F-1**
> **Filed August 22, 2023**
> **File No. 333-274158**

Dear Stephen Lam:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form F-1 filed August 22, 2023

2022 Equity Incentive Plan, page 69

1. Please confirm to us and disclose that you have not adopted any equity incentive plans or issued any stock-based compensation to date. If you have issued stock-based compensation please provide us a breakdown, in chronological order, of the details of all stock-based compensation awards granted during 2022 and through the current date, including the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Please continue to update this analysis through effectiveness of the registration statement.

Stephen Lam
mF International Limited
August 29, 2023
Page 2

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions
regarding comments on the financial statements and related matters. Please contact Alexandra
Barone, Staff Attorney, at (202) 551-8816 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with
any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ying Li